Caterpillar Financial Services Corporation
2120 West End Ave.
Nashville, Tennessee 37203

May 4, 2022

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Caterpillar Financial Services Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Caterpillar Financial Services Corporation has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, which was filed with the U.S. Securities and Exchange Commission on May 4, 2022.

Sincerely,

/s/ James M. Rooney
James M. Rooney
Secretary

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